Exhibit 16.1

We have read the statements made by ChinaCache International Holdings Ltd. in its Form 6-K dated April 15, 2024. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of ChinaCache International Holdings Ltd. contained therein.

/s/ Shanghai Perfect C.P.A. Partnership

Shanghai Perfect C.P.A Partnership

Shanghai, the People’s Republic of China

April 15, 2024